Mail Stop 4561

January 24, 2007

Marvin D. Cooper
President
Domtar Corporation
33663 Weyerhaeuser Way South
Federal Way, WA 98003

      Re: Domtar Corporation
             Amendment No. 1 to Form 10
             Filed January 9, 2007
             File No. 1-33164

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. References to prior comments relate to our letter dated December 27, 2006, unless otherwise indicated.

General

1. Please refer to prior comment 1 of our letter dated December 27, 2006. We note your response that you do not consider it appropriate to include a discussion of Weyerhaeuser's analytical decision-making process in the filing and we reissue our comment. To the extent your selection of one distribution method over another benefits or adversely affect shareholders, please include a materially complete discussion of the benefits or adverse impact on shareholders.

2. As you know, staff members of the Division of Corporation Finance have been in discussions with you on January 23 and 24, 2007, regarding the possibility of a spin-off and the application of Staff Legal Bulletin No. 4 in light of your response to prior comment 2. This matter is still under consideration and we will advise you as to our determination as appropriate.

3. We note your response to prior comment 4. Please outline the procedural steps you have taken and intend to take to comply with the exemption provided under Section 3(a)(10).

4. Please refer to prior comment 10. We note in your response that you requested confidential treatment for the responses to prior comments 10 and 23 pursuant to Rule 12b-4. Please note that this rule provides that supplemental information

provided to us by a registrant will be returned, on request, to the registrant when the return of the information is consistent with the protection of investors and the provisions of the Freedom of Information Act. However, Rule 83 of the Freedom of Information Act sets forth the procedures for a registrant to request confidential treatment for information contained in a response letter or for supplemental information provided to us. If you seek to rely upon this rule, the response letter submitted electronically should include all material that is not appropriately the subject matter of a Rule 83 request and should omit the limited subject matter that is appropriately the subject matter of the request. On each page where you omit information from the electronic version of the letter, designate the place where you omit material and tie the omission to a legend that indicates material has been omitted and provide any other required information. Finally, you must submit an unredacted paper copy of the comment response letter to the examiner and send a copy of the request for confidential treatment to the FOIA office.

5. Please refer to prior comment 5. Please provide us with copies of the disclosure letters relating to various representations and warranties in the Transaction Agreement, which have been omitted in reliance on paragraph (b)(2) of Item 601 of Regulation S-K. We may have further comments.

Risk Factors, page 15

6. We reissue prior comment 11. We view your statements in the introductory paragraph to your risk factors section (that there may be risks that you do not consider material now but may become material and that the risks described are not the only ones) as inconsistent with the plain English requirement of Rule 421(d). By making these statements in the introduction, you are referring readers to risks not described and not known, which is not consistent with the guiding principles that the disclosure should be definite and free of legal jargon. Please remove them from the introduction.

We expect that we will incur significant costs related to the Transaction, page 26

7. Please refer to prior comment 15. We note your revisions to the risk factor section to quantify where practicable the terms used. Please consider whether including a list of the types of expenses you expect to incur, a partial list of the most material types of expenses, or some other measure of the "significant costs" would be useful disclosure in helping shareholders to assess this otherwise vague but material risk factor.

We may not be able to generate sufficient cash flows to meet our debt, page 26

8. Please revise to specifically quantify your debt service obligations here and elsewhere, as appropriate.

The Transactions, page 32

9. Please expand the background and reasons for the transaction to discuss the other "possible transactions" that were considered by the board of directors of Weyerhaeuser and the reasons for their rejection. Discuss the basis for the conclusion that the business combination with Domtar, Inc. "would be in the best interests of Weyerhaeuser and its shareholders." What was the basis for the decision to pursue the business combination with Domtar, Inc.? Identify more specifically the benefits and detriments associated with this decision.

Management's Discussion and Analysis, page 66

10. Please expand the disclosure in this section to better explain the challenges and opportunities that the company is now facing. Include a discussion on how the company is affected by offshore imports, the introduction of wood substitutes and any other such challenges. In this regard, we note your discussion as to falling demand.

Unaudited Pro Forma Condensed Combined Financial Information
of the Company, page 88

11. We note that Norampac is consolidated on a proportional basis into the historical financial statements of Domtar Inc which is disclosed in your reconciliation provided in footnote 25 of the Domtar Inc. consolidated financial information. Tell us why you have not provided pro forma financial information that shows Domtar Inc without the Norampac for all periods presented under Canadian GAAP (i.e., reflect discontinued operations or disposition of significant business). See Article 11-01(a)(4) of Regulation S-X.

12. Tell us how you will value and account for the stock options of former Domtar equity awards for the purchase price determination and for unvested stock options. Cite the accounting literature that supports your accounting.

13. We note that the net unallocated purchase price is a credit balance (See your adjustment (P)). Indicate whether the credit represents the excess of fair value of acquired net assets over cost. See paragraph 44 of SFAS 141. If no "set-up" in value of assets is recorded, consider revising the first sentence of the note to adjustment P that indicates the Company expects to identify intangible assets if you no longer expect to. If there will be intangible assets recorded, the Company should show a preliminary allocation of the purchase price to the tangible and intangible assets acquired. Also, for each class of intangibles acquired disclose the related amortization period.

Executive Compensation, page 114

14. Please note that Executive Compensation should be provided through fiscal year 2006. See Telephone Interp. J. 8B of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

Exhibits

15. We note your response to prior comment 34 regarding Domtar's $125 million 9.5% debentures. It appears that you are asserting that the debentures need not be filed because none of the debt instruments to be outstanding <u>after giving effect to the transactions</u> will have a principal amount in excess of 10% of the combined company's pro forma total assets. It is unclear that the exception under paragraph (b)(4)(iii) of Item 601 of Regulation S-K extends to calculations based on future transactions. In this regard, it appears that the debenture should be filed with the registration statement at this time.

Domtar, Inc.

Form 6-K filed on December 15, 2006

Exhibit 99.1

Auditors' Report

16. We note that the Domtar Inc. Auditors' Report states that the audit was conducted in accordance with Canadian generally accepted auditing standards. Note that under the special Canadian Multi-Jurisdictional Disclosure System (MJDS) rules, Canadian GAAS audits are acceptable in filings on MJDS forms. Inclusion of Canadian GAAS reports by MJDS registrants is acceptable only when their financial statements are included in MJDS forms. In certain circumstances, financial statements of a MJDS company may be required in a filing by a domestic issuer or a non-MJDS foreign private issuer. In those situations, an audit in accordance with PCAOB Standards is required. In this regard, the Domtar Inc. audit must be performed in accordance with US PCAOB Auditing Standards and the auditor's report should be revised to reference these standards. We refer you to the International Reporting and Disclosure Issues in the Division of Corporation Finance Section III Part D located on our website (http://www.sec.gov/divisions/ corpfin/internatl/ cfirdissues1104.htm).

Exhibit 99.2

Management's Discussion and Analysis

Summary of Financial Results, page 4

17. We note your inclusion of the non-GAAP financial measures of EBITDA in the Domtar Inc. Form 6-K filed on December 15, 2006. Your presentation lacks substantive disclosure that addresses various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. For example, your disclosures do not explain the economic substance behind your decision to use the measures, why you believe each of the measures individually provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure individually or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

18. If you are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please ensure that uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, please specifically address the following:

- We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. Specifically, the table on page 5 of Exhibit 99.2, you disclose adjusted EBITDA, adjusted Operating Loss from Continuing Operation, and adjusted Loss from Continuing Operations for the years ended December 31, 2005, 2004, and 2003 without presenting the most comparable GAAP measures. When disclosing such non-GAAP financial results, you must also present comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

- We note that you use EBITDA and Adjusted EBITDA as measures of operating performance. We further note that your presentation does not include a reconciliation to the most directly comparable operating performance measure (i.e. net income/(loss)). Ensure that you present a reconciliation of your non-GAAP financial measures to a measure of performance pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct your questions or comments concerning matters related to the financial statements to Jason Niethamer at 202-551-3855 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (212) 474-3700
Richard Hall, Esq.
Cravath, Swaine & Moore